UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended Dec. 31, 2025 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nuclear Management Company, LLC
NMC Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
Nuclear Management Company, LLC
NMC Savings and Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Nuclear Management Company, LLC NMC Savings and Retirement Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule listed in the Table of Contents as of the year ended December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 25, 2026

We have served as the auditor of the Plan since 2002.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31, 2025	Dec. 31, 2024
Assets:
Investments at fair value (participant-directed):
General investments	$216,089,172	$194,613,969
Investment in Master Trust	5,163,440	5,179,540
Total value of investments	221,252,612	199,793,509

Receivables:
Xcel Energy contributions	1,219,967	1,285,653
Participant contributions	—	59,243
Notes receivable from participants	762,738	757,017
Total receivables	1,982,705	2,101,913

Net assets available for benefits	$223,235,317	$201,895,422

The accompanying notes are an integral part of the financial statements.
4

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended Dec. 31
2025
Contributions:
Xcel Energy	$2,276,633
Employee	3,057,548
Rollover	119,527
Total contributions	5,453,708

Investment income:
Plan interest in income from Master Trust	696,093
Interest and dividend income	2,987,271
Net change in fair value of:
Interest in registered investment companies, self-directed brokerage accounts and collective trusts	28,034,606
Total investment gain	31,717,970

Interest on notes receivable from participants	61,819
Benefits paid to participants	(15,829,626)
Administrative expenses	(63,976)
Net increase in net assets available for benefits	21,339,895

Net assets available for benefits at beginning of year	201,895,422
Net assets available for benefits at end of year	$223,235,317

The accompanying notes are an integral part of the financial statements.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DEC. 31, 2025 AND 2024 AND FOR THE YEAR ENDED DEC. 31, 2025

1.    DESCRIPTION OF PLAN

The following includes a brief description of the Nuclear Management Company, LLC NMC Savings and Retirement Plan (the Plan). Participants should refer to the Plan document or Summary Plan Description for more complete information.

General — The Plan is a defined contribution benefit plan which provides eligible employees of Plan sponsor, Xcel Energy Inc., and its participating subsidiaries (Xcel Energy) the opportunity to contribute to a qualified retirement savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Xcel Energy contributes the employer matching contribution in cash. The participant deferrals and matching contributions are invested into one or more investment funds as elected by the participants.

The Plan is subdivided into two main sections: the Savings component of the plan, which includes the employer matching contribution, employee pre-tax, Roth 401(k) after-tax and pre-tax catch-up contributions; and the Retirement component of the plan which includes the NMC Retirement Contribution and the NMC Money Purchase Pension Plan Transfer Account.

Plan and Trust Management — The Plan administrator is Xcel Energy and Xcel Energy has the authority to control and manage the operation and administration of the Plan. Plan assets are held by a trustee under a trust agreement as adopted by Xcel Energy. The Plan's assets invested in Xcel Energy Inc. common stock are held in the Xcel Energy Stock Fund within the Master Trust. See Note 4 for further discussion. The Xcel Energy Stock Fund also holds an immaterial amount of cash equivalents for operational purposes. Individual participant accounts are valued daily based on the current fair value of each type of asset. The Vanguard Group is the record keeper and Vanguard Fiduciary Trust Company (VFTC) serves as trustee for the Plan.

Transfer of Plan Assets — Assets are transferred amongst plans when an eligible participant moves from one benefit plan to another plan sponsored by Xcel Energy. In 2025, the Plan did not receive or transfer participant assets.

Eligibility — All full-time and part-time employees who are part of a bargaining unit and whose collective bargaining agreement allows for participation in this Plan will be eligible for participation in the Plan as soon as administratively feasible after their date of hire.

Employee and Employer Contributions — The Plan allows participants to contribute a portion of their compensation as pre-tax and/or Roth 401(k) after-tax contributions, pre-tax and/or Roth 401(k) after-tax catch up contributions, and allows pre-tax rollovers from other qualified retirement plans. The plan also allows for a discretionary employer matching contribution (see Note 3).

Vesting — Participants in the Savings component of the Plan, employee contributions, matching contributions made by Xcel Energy and earnings are immediately vested. In the Retirement component of the Plan, the employer Retirement contribution is 100% vested on or after attaining age 65, death, total and permanent disability, or after three years of vesting service.

Distributions — Benefits related to the Savings component of the Plan may be distributed after termination of employment, disability or death (payable to the beneficiary) in the form of a single lump sum cash payment, direct rollover or periodic installments. Vested benefits related to the Retirement component of the Plan may be distributed in the form of a single lump sum cash payment, direct rollover or periodic installments. Under the Plan provisions, distributions from the former NMC Money Purchase Retirement Plan account are required to be made in the form of an annuity unless the participant elects to receive this portion of their benefit in another form (with spousal consent, if applicable).

Participant Accounts — Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contributions, company matching contributions, discretionary retirement contributions, and Plan earnings as applicable. Participant accounts are also charged with withdrawals, an allocation of Plan losses as applicable, and per participant administrative expenses that are not paid by the Company. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Amounts — For the Plan year ended Dec. 31, 2025, Xcel Energy participants incurred $52,327 of forfeitures. Forfeitures are used to reduce employer contributions. There was an immaterial amount in the forfeitures account as of Dec. 31, 2025.

Plan Termination — While Xcel Energy expects to continue the Plan, it reserves the right at its sole and absolute discretion to amend, modify, change or terminate the Plan, at any time, in whole or in part, for whatever reason it deems appropriate, subject to collective bargaining obligations. If Xcel Energy were to terminate the Plan, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses — Xcel Energy pays certain administrative expenses of the Plan. Certain investment advisory, trustee and recordkeeping fees are paid by the Plan or by the participant, as applicable. The Self-Directed Brokerage Option annual account maintenance fee, participant loan set-up fee, and annual loan maintenance fee are paid by the participant.

Xcel Energy Inc. Common Stock Dividends — Dividends paid on shares held in Xcel Energy Inc. common stock within the Master Trust are automatically reinvested in Xcel Energy Inc. common stock unless the participant elects to receive them as a taxable cash distribution.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Fair Value Measurements — The Plan presents money market funds and mutual funds, the Xcel Energy Stock Fund held within the Master Trust, common collective trusts and self-directed brokerage accounts investments at fair value in its financial statements.

The fair values of money market funds are based on quoted net asset value (NAV), calculated as $1 per share, and are included in the Fair Value hierarchy as Level 1 investments (see Note 6). The fair values of mutual funds and Xcel Energy Inc. common stock are based on quoted market prices and reported as Level 1 investments.

The self-directed brokerage option allows participants to self-direct investments in a wider variety of equity securities, mutual funds, debt securities, preferred stock and exchange-traded funds. Within self-directed brokerage accounts, the fair value of mutual funds, equity securities and exchange-traded funds are based on quoted market prices and are assigned as Level 1 investments, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities and are assigned as Level 2 investments.

Common collective trusts primarily include investments in retirement target date trusts, which have been assigned as Level 2 investments, are valued at the underlying investments’ NAV at the close of the day.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as deemed distributions based on the Plan document terms.

Investments — The Plan’s net asset investment balance includes money market funds, various mutual funds, collective trusts, a portion of the Master Trust, and self-directed brokerage accounts. Each participant elects the percentage of his or her account balance to be invested in each investment option. Investment income or loss includes interest and dividends. Realized gains and losses on the sale of investments and unrealized gains or losses in the fair value of investments are shown as net appreciation (depreciation) in the fair value of investments. Total investment income or loss is allocated to each fund based on the number of units in each fund. Security transactions are recognized on the trade date (the date the order to buy or sell is executed).

Income Recognition — The difference between fair value and cost of investments, including realized and unrealized gains and losses, is reflected in the Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits — Benefit payments are recorded when paid.

3.    PLAN FUNDING

Employee Contributions — For the Savings component of the Plan, participants may elect to contribute up to 50% of their eligible earnings, on a pre-tax basis, Roth 401(k) after-tax basis, or combination of both not to exceed 50% of eligible earnings, up to $23,500 in 2025. Participants who are age 50 and older during the Plan year may make additional pre-tax (catch-up) contributions up to $7,500 in 2025. The Plan is required to make corrective distributions when the IRS limits are exceeded due to excess deferrals, excess contributions and excess annual additions, which are returned to participants during the subsequent year. The Plan does not offer automatic enrollment to newly hired/re-hired full-time or part-time bargaining employees.

Employer Contributions — For the Savings component of the Plan, Xcel Energy provides for a matching contribution equal to 100% of the participant's first 3% of eligible compensation for the Plan year and 50% of the next 2% of eligible compensation contributed to the Plan, which were paid on a per pay period basis.

For the Retirement component of the Plan, Xcel Energy made an annual discretionary contribution equal to 5% of the participant’s eligible compensation measured, as of Dec. 31, 2025, which were paid in the first quarter of 2026. To be eligible for a Retirement contribution for the Plan year, the participant must be an employee on December 31, or have terminated employment during the year due to retirement on or after age 55 with 10 years of vesting service, death, or disability.

4.    INTEREST IN MASTER TRUST

The Master Trust is an investment vehicle consisting of Xcel Energy Inc. common stock and a small amount of cash to ensure daily liquidity. The Master Trust pools the stock investment from all four Xcel Energy Inc. sponsored 401(k) plans to reduce administrative and investment expenses. The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the Master Trust, plus actual contributions, transfers and allocated investment income or loss, less actual distributions and allocated administrative expenses. Investment income or loss and administrative expenses related to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.
The net change in value from participation in the Master Trust is reported as one line item in the accompanying Statement of Changes in Net Assets Available for Benefits and the Plan’s interest in the Master Trust is reported as a single line item in the accompanying Statements of Net Assets Available for Benefits.
A summary of the Plan's interest in the Master Trust as of Dec. 31, 2025 and 2024 are summarized below:

	Dec. 31, 2025	Dec. 31, 2024
Interest in Master Trust (in approximate shares)	69,373	76,711
Interest in Master Trust (in percentage)	1.9%	1.9%

A summary of the Plan's interest in Master Trust income for the year ended Dec. 31, 2025:

Dec. 31, 2025
Interest in Master Trust income (in percentage)	1.9%
A summary of the net assets of the Master Trust and the Plan's interest in Master Trust as of Dec. 31, 2025 and 2024 are summarized below:

	Dec. 31, 2025
	Master Trust Balances	Plan's Interest in Master Trust Balances
Investment at fair value:
Xcel Energy Stock Fund	$277,642,481	$5,163,440

	Dec. 31, 2024
	Master Trust Balances	Plan's Interest in Master Trust Balances
Investment at fair value:
Xcel Energy Stock Fund	$278,281,843	$5,179,540

Master Trust and Plan's interest in Master Trust income for the year ended Dec. 31, 2025 are as follows:

	Dec. 31, 2025
	Master Trust Balances	Plan's Interest in Master Trust Balances
Total interest, dividend, and other income	$11,114,085	$208,553
Realized and unrealized gain in Xcel Energy Stock Fund	25,406,563	487,540
Total Master Trust net income	$36,520,648	$696,093

5.    FEDERAL INCOME TAX STATUS

The IRS has determined and informed Xcel Energy by a letter dated May 24, 2017, that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. Xcel Energy believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.    FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchical framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value was established by this guidance. The three levels in the hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets as of the reporting date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds and money market funds.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reporting date. The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs, as is the case with preferred stock and debt securities within the self-directed brokerage accounts. The collective trusts are not actively traded on an exchange.

Level 3 — Significant inputs to pricing have little or no observability as of the reporting date. The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

Transfers between Levels — For the year ended December 31, 2025 there was no transfers between levels.

The following tables present, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis:

	Dec. 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual Funds	$54,544,199	$—	$—	$54,544,199
Collective Trusts	—	131,823,335	—	131,823,335
Self-Directed Brokerage Accounts	12,016,692	—	—	12,016,692
Money Market Funds	17,704,946	—	—	17,704,946
Plan's Interest in Master Trust (Note 4):
Xcel Energy Stock Fund	5,163,440	—	—	5,163,440
Total	$89,429,277	$131,823,335	$—	$221,252,612

	Dec. 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual Funds	$54,098,697	$—	$—	$54,098,697
Collective Trusts	—	113,124,500	—	113,124,500
Self-Directed Brokerage Accounts	9,493,354	—	—	9,493,354
Money Market Funds	17,897,418	—	—	17,897,418
Plan's Interest in Master Trust (Note 4):
Xcel Energy Stock Fund	5,179,540	—	—	5,179,540
Total	$86,669,009	$113,124,500	$—	$199,793,509

7.    NOTES RECEIVABLE FROM PARTICIPANTS

The Plan allows participants to borrow against funds held in their account in their Savings component of the Plan fund, any amount greater than $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates based on the prime rate plus 1% as of the first business day of the month in which each loan is approved and stays in effect until the loan is repaid. Principal and interest are paid ratably through payroll deductions and are credited to each participant's account as paid. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from the date of termination, unless the participant elects to continue making monthly installment payments established by the Plan Administrator. General purpose loans must be repaid within a five year period, and loans for the purchase of a principal residence have a maximum repayment period of 20 years. Participants may not borrow from their Retirement component of the Plan.

A summary of the Plans' notes receivable as of Dec. 31, 2025 and 2024 is below:

	Dec. 31, 2025			Dec. 31, 2024
Interest rates on outstanding loans	4.25%	-	9.50%	4.25%	-	9.50%
Maturity range	2026	-	2037	2025	-	2037

8.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan's investments include shares of Xcel Energy Inc. common stock. On the Statements of Net Assets Available for Benefits, the value of interest in Master Trust included dividends declared and payable to the Plan of $39,543 at Dec. 31, 2025. There was no dividends payable to the Plan as of Dec. 31, 2024.

The Plan also invests in shares of mutual funds and collective trusts managed by an affiliate of VFTC, which is the Plan trustee. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules. The Plan incurred fees for investment management and recordkeeping services of $63,976 for the year ended Dec. 31, 2025.

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the net assets and net income per the Form 5500 as of Dec. 31, 2025 and 2024, as applicable:

	Dec. 31, 2025	Dec. 31, 2024
Net assets available for benefits per the financial statements	$223,235,317	$201,895,422
Deemed distributions of participant loans	(18,471)	(18,471)
Net assets per the Form 5500	$223,216,846	$201,876,951

For the year ended Dec. 31, 2025, there were no deemed distributions, which would have impacted net income per the Form 5500.

Nuclear Management Company, LLC NMC Savings and Retirement Plan                        Schedule 1
Schedule of Assets (Held at Year End)
As of Dec. 31, 2025

Nuclear Management Company, LLC NMC Savings and Retirement Plan, EIN: 41-0448030 Plan 012
Attachment to Form 5500, Schedule H, Part IV, Line 4(i)

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost **	Current Value
*	Vanguard	Vanguard Institutional 500 Index Trust	**	$66,116,582
*	Vanguard	Vanguard Federal Money Market	**	17,704,946
*	Vanguard	Vanguard Small Cap Index Fund Institutional Plus Shares	**	17,248,228
*	Vanguard	Vanguard Developed Market Index Institutional Plus	**	12,765,221
***		Self-Directed Brokerage Fund	**	12,016,692
*	Vanguard	Vanguard Mid-Cap Index Fund Institutional Plus Shares	**	11,527,703
*	Vanguard	Vanguard PRIMECAP Fund Admiral Shares	**	9,298,194
*	Vanguard	Vanguard Target Retirement 2045 Trust Plus	**	9,119,701
*	Vanguard	Vanguard Target Retirement 2030 Trust Plus	**	7,899,618
	BlackRock	BlackRock Total Return Bond Fund; Class M	**	7,482,667
*	Vanguard	Vanguard Institutional Total Bond Market Index Trust	**	7,370,427
*	Vanguard	Vanguard Target Retirement 2040 Trust Plus	**	6,835,601
*	Vanguard	Vanguard Target Retirement Income Trust Plus	**	5,673,357
*	Vanguard	Vanguard Target Retirement 2035 Trust Plus	**	5,620,449
*	Vanguard	Vanguard Target Retirement 2020 Trust Plus	**	4,323,459
*	Vanguard	Vanguard Target Retirement 2025 Trust Plus	**	3,961,288
*	Vanguard	Vanguard Emerging Markets Stock Index Fund Institutional Shares	**	3,704,853
*	Vanguard	Vanguard Target Retirement 2050 Trust Plus	**	3,439,299
*	Vanguard	Vanguard Target Retirement 2055 Trust Plus	**	2,195,396
*	Vanguard	Vanguard Institutional Extended Market Index Trust	**	987,520
*	Vanguard	Vanguard Target Retirement 2060 Trust Plus	**	625,372
*	Vanguard	Vanguard Target Retirement 2065 Trust Plus	**	135,225
*	Vanguard	Vanguard Target Retirement Income and Growth Trust Plus	**	37,374
*		Notes receivable from participants, net of deemed distributions of $18,471 — Interest rates from 4.25% to 9.50% with maturities ranging from 2026 to 2037	**	744,267
		Total Investments		$216,833,439

*	Party in Interest
**	Historical cost is not required for participant-directed funds.
***	$3,153,794 is invested in Vanguard managed securities.

See accompanying report of the Independent Registered Public Accounting Firm

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 25, 2026.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN

By	/s/ Brian J. Van Abel
Executive Vice President, Chief Financial Officer
Member, Pension Trust Administration Committee